N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

First Quarter 2005

Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

Operating and Financial Review for First Quarter 2005

Royal Dutch’s principal investment is a 60% interest in the Royal Dutch/ Shell Group of Companies. For details of the activities of this investment refer to the Royal Dutch/ Shell Group of Companies Operating and Financial Review for first quarter 2005.

Royal Dutch had a First Quarter 2005 net income of €1,192 million compared to €2,192 million in the First Quarter 2004, mainly due to changes in the accounting policies for investments. During the first quarter 2005 the Company declared and paid €2,157 million in dividends to shareholders (first quarter 2004: declared €2,125 million).

For 2004 the Company’s investment in Royal Dutch/ Shell Group of Companies is stated at an amount equal to its 60% share in Group net assets based on Netherlands GAAP (€37,018 million). The investment in associated company is accounted for using the equity method (€179 million). From January 1, 2005, under International Accounting Standards, financial instruments, which are classified by the Company as available for sale, are stated at fair value (€95,791 million as at March 31, 2005) with any resultant gain or loss being recognised directly in equity in the investment revaluation reserves.

It is proposed that Royal Dutch Shell will become the new parent company for the Royal Dutch/ Shell Group of Companies following the Annual General Meetings of Royal Dutch and Shell Transport. Following this, Royal Dutch will become an intermediate holding company within the Royal Dutch Shell Group.

Statement of Income

Presented under IFRS

€ million
	Three months	Three months
	ended	ended
	March 31,	March 31,
	2005	2004

Share in the net income of Companies of the Royal Dutch/ Shell Group	–	2,192

Share in the net income of Companies of the Royal Dutch/ Shell Group	–	2,192
Administrative expenses	(3)	(2)
Dividend income	1,192	–
Net finance income	3	2

Income before taxation	1,192	2,192
Taxation	–	–

Income for the period attributable to equity holders	1,192	2,192

	Euro	Euro
Basic earnings per share (see Note 9)	0.59	1.08
Diluted earnings per share (see Note 9)	0.59	1.08

The Notes on pages 5 to 13 are an integral part of this Condensed Interim Financial Report.

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Unaudited Condensed Interim Financial Report

Balance Sheet

Presented under IFRS

€ million
		At	At	At
		March 31,	December 31,	March 31,
	Note	2005	2004	2004

ASSETS
Non-current assets
Shares (unlisted) in Companies of the Royal Dutch/Shell Group		–	37,018	37,269
Investment in associated company		–	179	–
Available for sale investments		95,791	–	–

Total non-current assets		95,791	37,197	37,269

Current assets
Other receivables	6	964	2,165	2,469
Cash and cash equivalents		708	296	386

Total current assets		1,672	2,461	2,855

Total assets		97,463	39,658	40,124

LIABILITIES
Non-current liabilities
Debt		1	–	–

Total non-current liabilities		1	–	–

Current liabilities
Accounts payable and accrued liabilities	7	419	13	8

Total current liabilities		419	13	8

Total liabilities		420	13	8

EQUITY
Issued capital	8	1,165	1,166	1,167
Share premium reserve		1	1	1
Investment revaluation reserves		94,365	35,772	36,024
Other statutory reserves		15	15	15
Retained earnings		1,497	2,691	2,909

Total equity		97,043	39,645	40,116

Total liabilities and equity		97,463	39,658	40,124

The Notes on pages 5 to 13 are an integral part of this Condensed Interim Financial Report.

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Unaudited Condensed Interim Financial Report

Statement of Changes in Equity

Presented under IFRS

	€ million
	Issued
	capital	Investment	Other
	and share	revaluation	statutory	Retained	Total
	premium	reserves	reserves	earnings	equity

At December 31, 2004	1,167	35,772	15	2,691	39,645
Change upon implementation of IAS 32 and
IAS 39 Financial Instruments	(1)	49,246	–	–	49,245

At January 1, 2005	1,166	85,018	15	2,691	88,890

Net income for the period	–	–	–	1,192	1,192
Change in fair value of equity securities available for sale	–	9,347	–	–	9,347

Total recognised income for the period	–	9,347	–	1,192	10,539

Distribution	–	–	–	(2,157)	(2,157)
Repurchase of share capital	–	–	–	(229)	(229)

At March 31, 2005	1,166	94,365	15	1,497	97,043

At January 1, 2004	1,168	33,103	15	2,909	37,195

Net income for the period	–	–	–	2,192	2,192
Other changes in net assets of Group Companies	–	729	–	–	729

Total recognised income for period	–	729	–	2,192	2,921

Transfer to Investment revaluation reserves	–	2,192	–	(2,192)	–

At March 31, 2004	1,168	36,024	15	2,909	40,116

The Notes on pages 5 to 13 are an integral part of this Condensed Interim Financial Report.

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Unaudited Condensed Interim Financial Report

Statement of Cash Flows

Presented under IFRS

€ million
	Three months	Three months
	ended	ended
	March 31,	March 31,
	2005	2004

Cash flow from operating activities:
Income for the period	1,192	2,192
Adjustments for:
Dividend received	(1,192)	–
Interest income	(3)	(2)
Decrease in net working capital	440	15
Net income from equity accounted investments	–	(2,192)

Cash flow from operating activities (pre tax)	437	13
Taxation paid	–	–

Cash flow from operating activities:	437	13

Cash flow from investing activities
Dividends received from Companies of the Royal Dutch/Shell Group	2,358	–
Interest received	3	2

Cash flow from investing activities	2,361	2

Cash flow from financing activities
Repurchase of share capital, including expenses	(229)	–
Interest paid	–	–
Dividends paid	(2,157)	–

Cash flow from financing activities:	(2,386)	–

Net increase in cash and cash equivalents	412	15
Cash and cash equivalents at beginning of period	296	371

Cash and cash equivalents at end of period	708	386

The Notes on pages 5 to 13 are an integral part of this Condensed Interim Financial Report.

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Unaudited Condensed Interim Financial Report

Notes to the Condensed Interim Financial Report

1. General information

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch), one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which in conjunction with The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), owns, directly or indirectly, investments in numerous companies referred to collectively as “the Group”.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

The Condensed Interim Financial Report was authorised for issue by the Board of Directors on May 9, 2005 and should be read in conjunction with the financial statements of the Company for the period ended December 31, 2004.

2. Basis of preparation

The First Quarter Condensed Interim Financial Report of Royal Dutch has been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting and with the accounting policies set out in Note 3. These are the policies which the Company expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ended December 31, 2005. The policies are in accordance with the recognition and measurement requirements of those IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Company at December 31, 2005. The policies are in accordance with accounting standards adopted for use in the European Union (which are based on IFRS and IFRIC interpretations).

The results for the period ended December 31, 2004 are not statutory accounts. A copy of the statutory accounts of Royal Dutch will be prepared in accordance with Dutch legal requirements, submitted in the Dutch language to shareholders and established by an affirmative vote at the Annual General Meeting. Royal Dutch is scheduled to hold its Annual General Meeting on June 28, 2005. Accordingly, the Condensed Financial Interim Report does not, as of the date of filing, constitute its official accounts for Dutch law purposes.

This Condensed Interim Financial Report is solely prepared for the purpose of the Transaction (see Note 11) and consequently consolidated accounts are not presented.

This represents the Company’s first application of IFRS and the accounting policies are set out in Note 3. Annual Report on Form 20-F/A (Amendment No. 1) for 2004 are prepared in accordance with Generally Accepted Accounting Principles in the Netherlands (Netherlands GAAP); accounting policies are set out in Note 2 in those accounts. Netherlands GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from Netherlands GAAP to IFRS on the Company’s total equity, its income for the period attributable to equity holders and cash flows are given in Note 4 including a description of the nature of the changes in accounting policies.

The policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from Netherlands GAAP. The Company has taken the exemption available under IFRS 1 Adoption of International Financial Reporting Standards to only apply IAS 32 and IAS 39 from January 1, 2005 and the impact on transition is described in Note 5.

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Unaudited Condensed Interim Financial Report

The Condensed Interim Financial Report has been prepared under the historical cost basis except that the available for sale investments are stated at fair value.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from these estimates.

3. Accounting Policies

Investments

The Company adopted IAS 32 and IAS 39 with effect from January 1, 2005 and therefore accounted for investments until the end of 2004 under Netherlands GAAP. Information for 2004 has not been restated and the impact on transition is described below.

From January 1, 2004 to December 31, 2004

The investments in and the share in the net income of Companies of the Royal Dutch/Shell Group are accounted for using the equity method. The difference between the cost of the investment and the amount at which the investment is stated in the Balance Sheet has been taken to the Investment revaluation reserves.

The investment in an associate company, Shell RDS Holding B.V., is accounted for using the equity method.

From January 1, 2005

Financial instruments classified by the Company as available for sale are stated at fair value with any resultant gain or loss being recognised directly in equity in the investment revaluation reserves.

The fair value of the investment in Companies of the Royal Dutch/ Shell Group is measured at 60% of the market capitalisation of Royal Dutch and Shell Transport, calculated using the quoted closing bid price at the balance sheet date less the individual assets and liabilities of the Parent Companies. The fair value of the investment in Shell RDS Holding B.V. is based on the fair value of its underlying assets.

Cash and cash equivalents

Cash and cash equivalents comprises cash balances and short-term rolling deposits.

Issued capital

The Company adopted IAS 32 and IAS 39 with effect from January 1, 2005 and therefore, accounted for share capital until the end of 2004 under Netherlands GAAP. Information for 2004 has not been restated and the impact on transition is described below.

From January 1, 2004 to December 31, 2004

All shares are classified as Shareholders’ equity.

Repurchase of share capital

When Ordinary shares are repurchased by Royal Dutch under the share buy back programme, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Nominal share capital is cancelled upon approval by the Annual General Meeting of Shareholders.

From January 1, 2005

Ordinary shares are classified as equity. Priority shares are classified as a liability because dividend payments are not discretionary. Dividends thereon are recognised in the income statement as net finance income.

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Unaudited Condensed Interim Financial Report

Repurchase of share capital

When Ordinary shares are repurchased by Royal Dutch under the share buy back programme, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Nominal share capital is cancelled upon approval by the Annual General Meeting of Shareholders.

Debt

Debt is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the debt using the effective interest rate method.

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euros at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Taxation

Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates, enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Condensed Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.

Deferred tax assets are recognised where future recovery is probable.

Dividend income

Dividend income is recognised in the statement of income on the date the entity’s right to receive payments is established.

Net finance income

Net finance income comprises of interest receivable on funds invested, foreign exchange gains and losses and from January 1, 2005 dividends on priority shares recognised as debt.

Interest is recognised in the statement of income as it accrues, using the effective interest method.

New Accounting Standards and interpretations

IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it would be applied and reported on in the Company’s first IFRS financial statements cannot be determined with certainty.

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Unaudited Condensed Interim Financial Report

4. Reconciliations from Netherlands GAAP to IFRS

Royal Dutch’s financial statements for the year ended December 31, 2004, published in the 2004 Annual Report on Form 20-F/A (Amendment No. 1) and included in the 2004 Annual Report and Accounts, are prepared in accordance with Netherlands GAAP. The analysis below shows a reconciliation of total equity, income for the period attributable to equity holders and cash flows as reported under Netherlands GAAP as at December 31, 2004 to the total equity, income for the period attributable to equity holders and cash flows under IFRS as reported in this Condensed Interim Financial Report.

(i) Reconciliation of total equity

There was no difference between total equity measured under Netherlands GAAP and IFRS at January 1, 2004, the transition date. Total equity at January 1, 2004 under Netherlands GAAP includes the effect of the restatement of the Company’s investments in the Companies of the Royal Dutch/ Shell Group, amounting to a reduction of €102 million, resulting from adjustments to the Group financial statements following restatement of the Group’s unaudited proved oil and natural gas reserves, included in the 2004 Annual Report on Form 20-F/A (Amendment No. 1). The effect of this restatement on the Company’s investments in the Companies of the Royal Dutch/ Shell Group will be included as a prior year adjustment in the Company’s financial statements included within the 2004 Annual Report and Accounts.

There was no difference between total equity measured under Netherlands GAAP and IFRS at December 31, 2004. However, an amount of €44 million was reclassified from other receivables under Netherlands GAAP to cash and cash equivalents under IFRS. The amount of €44 million represented short-term deposits with a related party which are classified as receivables under Netherlands GAAP.

(ii) Reconciliation of income for the year attributable to equity holders

There was no difference between income for the year attributable to equity holders measured under Netherlands GAAP and IFRS for the year ended December 31, 2004.

(iii) Reconciliation of cash flows

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under Netherlands GAAP.

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Unaudited Condensed Interim Financial Report

5. Effect of adopting IAS 32 and IAS 39

	€ million
		Effect of
	IFRS	adoption of	IFRS
	December 31,	IAS 32 and	January 1,
	2004	IAS 39	2005

ASSETS
Non-current assets
Shares (unlisted) in Companies of the Royal
Dutch/Shell Group	37,018	(37,018)	–
Investment in associated company	179	(179)	–
Available for sale investments	–	86,443	86,443

Total non-current assets	37,197	49,246	86,443

Current assets
Other receivables	2,165	–	2,165
Cash and cash equivalents	296	–	296

Total current assets	2,461	–	2,461

Total assets	39,658	49,246	88,904

LIABILITIES
Non-current liabilities
Debt	–	1	1

Total non-current liabilities	–	1	1

Current liabilities
Accounts payable and accrued liabilities	13	–	13

Total current liabilities	13	–	13

Total liabilities	13	1	14

EQUITY
Issued capital	1,166	(1)	1,165
Share premium reserve	1	–	1
Investment revaluation reserves	35,772	49,246	85,018
Other statutory reserves	15	–	15
Retained earnings	2,691	–	2,691

Total equity	39,645	49,245	88,890

Total liabilities and equity	39,658	49,246	88,904

The Company took the exemption not to restate its comparative information for IAS 32 and IAS 39. It therefore adopted IAS 32 and IAS 39 at January 1, 2005.

The following Notes explain the adjustments made at January 1, 2005 to the Company’s Balance Sheet at December 31, 2004 to reflect the adoption of IAS 32 and IAS 39.

(i) Fair value of investment in Group

In accordance with IAS 39 investments in Shares in Companies of the Royal Dutch/ Shell Group are classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under Netherlands GAAP the investments in Shares in Companies of the Royal Dutch/ Shell

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Unaudited Condensed Interim Financial Report

Group were accounted for by the equity method, based on 60% of the net assets of the Group as presented in the Group Financial Statements in accordance with Netherlands GAAP.

(ii) Fair value of investment in an associated company

In accordance with IAS 39 the investment in an associated company is classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under Netherlands GAAP, the investment in an associated company was accounted for using the equity method.

(iii) Reclassification of Priority Shares

In accordance with IAS 32, the Priority shares are classified as a liability, as although they are non-redeemable the dividend payments are not discretionary. Under Netherlands GAAP the Priority shares were included within equity.

6. Other receivables

	€ million
	At	At	At
	March 31,	December 31,	March 31,
	2005	2004	2004

Dividends receivable from Companies of the Royal Dutch/ Shell Group	963	2,130	2,449
Other receivables	1	35	20

	964	2,165	2,469

7. Accounts payable and accrued liabilities

	€ million
	At	At	At
	March 31,	December 31,	March 31,
	2005	2004	2004

Amounts due to Companies of the Royal Dutch/ Shell Group	23	6	—
Unclaimed dividends	9	6	—
Other payables and accrued liabilities	386	—	8
Taxes payable	1	1	—

	419	13	8

8. Issued capital

At March 31, 2005 the authorised share capital of the Company was €1,792,000,000 divided into 3,198,000,000 ordinary shares with a par value of €0.56 each and 1,500 Priority shares with a par value of €448. At March 31, 2005, the Company has issued and paid-up 2,081,725,000 Ordinary shares with a par value of €0.56 each and 1,500 Priority shares with a par value of €448. The Company has issued Priority shares with a mandatory dividend, which are disclosed within liabilities.

The Company has repurchased 4,880,000 shares during the First Quarter of 2005 (First Quarter of 2004: nil). At the General Meeting of Shareholders, to be held on June 28, 2005, it will be proposed that all the repurchased shares will be cancelled.

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Unaudited Condensed Interim Financial Report

9. Earnings per share

The basic earnings per share amounts shown is based on the income for the period attributable to equity holders. The calculation uses a weighted average number of shares of 2,011,503,515 (2004: 2,033,223,756 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 5,970,220 for 2005 (2004: 15,033). These numbers relate to share option schemes as mentioned above.

From January 1, 2004 to December 31, 2004

Earnings per share amounts included Royal Dutch’s share of earnings retained by companies of the Royal Dutch/ Shell Group. The Company included its share of earnings retained by Companies of the Royal Dutch/ Shell Group in its earnings as recorded in the statement of income.

From January 1, 2005

Earnings per share are based on Royal Dutch’s own income which does not include Royal Dutch’s share of earnings retained by Companies of the Royal Dutch/ Shell Group.

10. Related party transactions

The Company invested in short-term deposits with Shell Petroleum N.V., an entity within the Royal Dutch/Shell Group. The Company earned interest on these deposits of €222,000 (2004: €743,000) in the three-month period ended March 31, 2005.

At March 31, 2005 the balance outstanding with Shell Petroleum N.V. was €29 million (December 31, 2004: €44 million and March 31, 2004: €30 million). These balances are shown within cash and cash equivalents.

11. Unification Transaction

On October 28, 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc. It is intended that the unification is implemented through a proposed transaction

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Unaudited Condensed Interim Financial Report

(the Transaction) pursuant to which the Company will become the parent company of Royal Dutch and Shell Transport through:

•	an exchange offer being made by the Royal Dutch Shell for all the Royal Dutch shares (the Offer); and

•	a Scheme of Arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders (the Scheme).

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.

12. Subsequents events

There have been no circumstances or events subsequent to the period end, which require adjustment of or disclosure in the Condensed Interim Financial Report or in the notes thereto.

13. Changes in contingent liabilities

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject

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to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA have been paid by Group companies and fully included in the Income Statement of the Group. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

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